Filed by Conversant, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Alliance Data Systems Corporation
Commission File No. 001-15749

The following communication was sent via email to Conversant Option and Restricted Stock Holders on November 10, 2014:

November 10, 2014

To Conversant Option and Restricted Stock Holders:

You are receiving this email because you are a participant under any one or more of the following: the Conversant, Inc. 2002 Stock Incentive Plan, the Dotomi, Inc. 2003 Stock Option and Incentive Plan, the Greystripe, Inc. 2005 Stock Plan, the SET Media, Inc. 2007 Stock Incentive Plan or the FastClick, Inc. 2005 Equity Incentive Plan (collectively, the “Plans”), and you hold outstanding stock options (the “Options”) and/or restricted stock awards (the “Restricted Stock”) in respect of shares of common stock of Conversant, Inc. (“Conversant”).

As you may know, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 11, 2014, among Conversant, Alliance Data Systems Corporation, a Delaware corporation (“Alliance Data”) and Amber Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Alliance Data (“Merger Sub”), Conversant will, subject to the satisfaction or waiver of certain closing conditions, be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of Alliance Data. The Merger is expected to be completed on or around December 10, 2014 (the “Closing Date”).

A Proxy Statement/Prospectus with respect to the Merger has been filed with the SEC and is available at ir.conversantmedia.com/sec.cfm. Before you take any action, you should read the Proxy Statement/Prospectus carefully, as it contains important information with respect to the Merger and the consideration to be received by Conversant stockholders in the Merger.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), any Option you hold will be converted into an option to purchase, on the same terms and conditions as were applicable to such Option immediately prior to the Effective Time, the number of shares of Alliance Data, rounded down to the nearest whole share, determined by multiplying the number of shares of Conversant common stock subject to such Option by the Per Share Stock Election Consideration (as defined below), at an exercise price per share of Alliance Data common stock, rounded up to the nearest whole cent, equal to the per-share exercise price for the shares of Conversant common stock otherwise purchasable pursuant to such Option immediately prior to the Effective Time divided by the Per Share Stock Election Consideration (as defined below). You can exercise your outstanding and exercisable Options in accordance with the terms of your option agreement(s) at any time.

If you would like to exercise any of your outstanding and exercisable Options and, with respect to any shares of Conversant common stock you receive in connection with such exercise, become entitled to the per share consideration to which Conversant’s stockholders will be entitled in connection with the Merger, you must exercise your Options and become a stockholder with respect to the shares of Conversant common stock underlying such Options prior to the Closing Date. If you have any questions about how to exercise any or all of your outstanding and exercisable Options, you can contact E*Trade’s Stock Plan Customer Service at 1 (800) 838-0908. Note that it will take at least five business days after the date of exercise of your Options for such exercise to become effective and for you to become a stockholder of Conversant with respect to such Options, so you should exercise your Options far enough in advance of the anticipated Closing Date of December 10, 2014 for the exercise to become effective. In addition, if you would like to make an election with respect to the shares of Conversant common stock underlying such Options, as described below, you must exercise your Options and become a stockholder with respect to the shares of Conversant common stock underlying such Options and make an election with respect to such shares prior to the election deadline, which is 5:00 p.m. New York City time on December 8, 2014 (the “Election Deadline”). Please note that you do not have voting rights with respect to Options.

Similarly, at the Effective Time, each award of Restricted Stock held by you that is unvested immediately prior to the Effective Time (after giving effect to any vesting acceleration which occurs or would occur as a result of the closing of the Merger) will be converted into restricted stock, on the same terms and conditions as were applicable to such Restricted Stock award immediately prior to the Effective Time, in respect of the number of shares of Alliance Data common stock, rounded down to the nearest whole share, determined by multiplying the number of shares of Conversant common stock subject to such Restricted Stock award by the Per Share Stock Election Consideration (as defined below). You will be entitled to the same per share consideration as Conversant’s stockholders generally with respect to any vested Restricted Stock that you hold as of immediately prior to the Effective Time or any Restricted Stock that vests in connection with the Merger. If any such vesting occurs prior to the Effective Time of the Merger or will occur in connection with the Merger, you will receive an election form from Broadridge Corporate Issuer Solutions, the exchange agent, and you will be entitled to make an election with respect to the shares of Conversant common stock received upon vesting of your Restricted Stock. You must make such election by delivering a properly completed and signed election form to Broadridge prior to the Election Deadline, as described in the election form. Holders of vested and unvested Restricted Stock have the right to vote their shares of Restricted Stock at the Conversant stockholders meeting with respect to the merger. Restricted Stock holders should consult the Proxy Statement/Prospectus for information about voting.

In the Merger, Conversant stockholders will receive for each share of Conversant common stock the combination (the “Base Consideration”), of (x) 0.07037 of a share (the “Fixed Exchange Ratio”), of Alliance Data common stock and (y) an amount in cash equal to $35.00 minus the product of the volume weighted average price per share of Alliance Data common stock on the New York Stock Exchange for the consecutive period of fifteen trading days ending on the close of trading on the second trading day immediately preceding the closing of the Merger (the “Parent Closing Trading Price”), multiplied by the Fixed Exchange Ratio (this cash portion of the Base Consideration, the

“Per Share Cash Consideration”). Notwithstanding the foregoing, the Per Share Cash Consideration will not exceed $18.62 (the “Per Share Cash Cap”), and will not be less than $14.98 (the “Per Share Cash Minimum”). In the event that the Per Share Cash Cap or Per Share Cash Minimum is reached, the Per Share Cash Consideration will be fixed at the Per Share Cash Cap or the Per Share Cash Minimum, as applicable, and the value that Conversant stockholders will receive for each share of Conversant common stock will fluctuate below or above $35.00, as applicable, to the extent that the Parent Closing Trading Price is below $232.75 or above $284.48. In lieu of the Base Consideration, each Conversant stockholder will have the right to elect to receive for each share of Conversant common stock eligible to receive merger consideration (1) cash equal to $35.00, except in the case in which the Per Share Cash Cap or Per Share Cash Minimum has been reached, in which case, cash equal to the sum of (a) the Fixed Exchange Ratio multiplied by the Parent Closing Trading Price and (b) the Per Share Cash Consideration (a “Cash Election”), or (2) a number of shares of Alliance Data common stock equal to the sum of (i) the Fixed Exchange Ratio and (ii) the quotient of the Per Share Cash Consideration divided by the Parent Closing Trading Price (a “Stock Election”, and such consideration, the “Per Share Stock Election Consideration”). The Cash Election and Stock Election are both subject to certain proration as described in the Merger Agreement. For more information regarding the merger consideration, see “The Merger – Consideration to be Received in the Merger” in the Proxy Statement/Prospectus.

Please contact E*Trade’s Stock Plan Customer Service at 1 (800) 838-0908 with any questions concerning this matter.

Sincerely,

Conversant

Important Information for Investors and Stockholders

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed merger between Conversant, Inc. and a subsidiary of Alliance Data Systems Corporation. In connection with the proposed merger, Alliance Data has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form S-4 containing a proxy statement/prospectus. The registration statement has been declared effective by the SEC and the definitive proxy statement/prospectus is being delivered to stockholders of Conversant. SECURITY HOLDERS OF CONVERSANT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders are able to obtain copies of the registration statement and proxy statement/prospectus and other documents filed by Alliance Data and Conversant, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Alliance Data have been made available free of charge on Alliance Data’s website at www.alliancedata.com. Copies of documents filed with the SEC by Conversant have been made available free of charge on Conversant’s website at www.conversantmedia.com.

Safe Harbor Statement/Forward Looking Statements

Certain information set forth in this communication, including statements as to the expected timing, completion and effects of the proposed merger between Alliance Data and Conversant, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “predict,” “project,” “would” and similar expressions as they relate to each company or their respective management teams. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected in or suggested by such statements. Such statements are based upon the current beliefs and expectations of the management of Conversant and are subject to significant risks and uncertainties outside of our control.

Participants in the Solicitation

Alliance Data Systems Corporation and Conversant, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Conversant common stock in respect of the proposed transaction. Information about Alliance Data’s directors and executive officers is set forth in the proxy statement for Alliance Data’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2014. Information about Conversant’s directors and executive officers is set forth in the proxy statement for Conversant’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2014. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Alliance Data or Conversant using the sources indicated above.